                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption.  The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger referred to herein relates to the securities of two foreign companies.  The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Registered Office at 2 Piazza degli Affari, Milan

Corporate Headquarters at 41 Corso d’Italia, Rome

Fully paid-up share capital Euro 4,023,816,860.80

Tax/VAT and Milan Company Register number: 00471850016

CALL TO SHAREHOLDERS’ MEETING

All Shareholders holding ordinary shares are called to the Ordinary and Extraordinary Meeting to be held in Rozzano (Milan) Via Toscana 3, on May 24, 2003 at 10.00 a.m. on  first call, and – if necessary – on  second call on May 25, 2003, at the same time and place, to consider and vote on the following

AGENDA

1.

Amendment of Article 7, paragraph 5, of the Company’s bylaws.

2.

Financial statements for the year ended 31 December 2002 – distribution of profits for 2001 carried forward and of reserves. Related and consequent resolutions

3.

Reduction of the revaluation reserve under Law 72/1983 by the amount used to cover the loss shown in the financial statements for the year ended on 31 December 2002

4.

Approval of the merger plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A.. Related and consequent resolutions, which entail for the absorbing company: the adoption of new bylaws (including change of name, registered office and corporate purpose), update of the increases in capital already approved by Olivetti for the “Piano triennale di Stock Option 2002-2004”,  “Piano triennale di Stock Option febbraio 2002-dicembre 2004” “Warrant Azioni Olivetti ex Tecnost 1999-2004”, and the “Prestito Olivetti 1,5% 2001-2004 convertibile con premio al rimborso” and “Prestito Olivetti 1,5% 2001-2010 convertibile con premio al rimborso”, and increases in capital for the stock-option plans of the company to be absorbed, Telecom Italia S.p.A. (Piano 1999, Piano 2000, Piano 2001, Piano Top 2002 e Piano 2002); granting of the necessary powers, inter alia in relation to the application for listing of the savings shares to be issued.

5.

Appointment of the Board of Statutory Auditors - related and consequent resolutions.

Holders of ordinary shares who have presented the required certification issued by an authorized intermediary in accordance with current legislation are eligible to attend the Meeting.

The documentation regarding to item 4 of the agenda is available to the public at the Company’s registered office at 2 Piazza degli Affari, Milan, and at its Corporate Headquarters at 41 Corso d’Italia, Rome. It is also available at Borsa Italiana S.p.A. in Milan.

Shareholders are entitled to obtain a copy.

The documentation regarding the other items on the agenda will be made available within the time limits established by current legislation.

The documentation for the shareholders’ meeting will also be posted on the Internet at http://www.telecomitalia.it

SLATE VOTE

In relation to item 5 of the agenda, shareholders are reminded that, pursuant to Article17 of the Company’s bylaws, the Board of Statutory Auditors will be appointed by slate vote. The slates of candidates can be presented by shareholders who, individually or together with others, hold at least 1% of the voting share capital. The slates must be deposited at the Company’s Registered Office (2 Piazza degli Affari, Milan) and published in at least three nationally distributed Italian dailies  (of which at least two must be financial newspapers) at least ten days before the date of the Meeting on first call. In order to  prove ownership of the number of shares necessary to present slates, shareholders submit and/or deliver to the above-mentioned Registered Office, at least five days before the date of the Meeting on first call, a copy of the documentation attesting their right to participate in the Meeting. Together with each slate, it is also necessary for the following documents to be deposited, within the time limits specified above: the declarations whereby the individual candidates accept their candidacy and attest, on their own responsibility, that there are no causes of ineligibility or incompatibility and that they satisfy the requirements for the position. Each shareholder may present or participate in the presentation of only one slate and each candidate may be entered in only one slate on pain of ineligibility. Each person entitled to vote may vote only one slate.

Shareholders who intend to present a slate are recommended to provide a curriculum vitae for each candidate setting out their main personal and professional data.

VOTE BY MAIL

Shareholders are reminded that, as stated in Article 21 of the Company’s bylaws, the right to vote can also be exercised by mail in accordance with existing laws.

The documentation for voting by mail will be available from May 8, 2003 at the Company’s Registered Office and Headquarters and can also be requested through authorized depositary agents. The envelope containing the ballot, the certification of the right to vote andthe relevant documentation proving that the person signing the ballot has the right to do so should be sent to the following address:

TELECOM ITALIA S.p.A.

Corporate Affairs

Piazza degli Affari n. 2

20123 MILAN - ITALY

not later than forty-eight hours before the Meeting.

Shareholders are reminded that voting by mail is incompatible with giving proxies and must be exercised directly by the holder of the right to vote.

As usual, the owners of ADRs listed on the New York Stock Exchange and representing ordinary shares of Telecom Italia, must contact JP Morgan Chase Bank (previously Morgan Guaranty Trust Company), 1 Chase Manhattan Plaza N.Y. 10081, issuer of said ADRs.

On behalf of THE BOARD OF DIRECTORS

THE CHAIRMAN

(Marco TRONCHETTI PROVERA)

Shareholders are invited to arrive before the scheduled start of the Meeting in order to facilitate registration formalities. Registration of participants will begin at 09.00 a.m.

The Registered Office and the Corporate Headquarters will be open to the public for consultation and/or consignment of the above-mentioned documentation on weekdays, Monday through Friday, from 09.00 a.m. to 05.00 p.m.

Requests for clarifications or information may be made by call the 800 number +39 800020220 or sending an e-mail to corporate.affairs@telecomitalia.it

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 23th, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager